Exhibit 99.2

Financial Report for the Three Months and Nine Months Ended September 30, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three and nine-month periods ended September 30, 2015 and September 30, 2014. Unless otherwise specified herein, references to “GasLog”, the “Company”, the “Group”, “we”, “our” or “us” shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 26, 2015. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to the Company’s operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies and business prospects, and changes and trends in the Company’s business and the markets in which it operates. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Company’s expectations and projections. Accordingly, you should not unduly rely on any forward-looking statements. Factors that might cause future results and outcomes to differ include:

•	continued low prices for crude oil and petroleum products;
•	Liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters;
•	changing economic conditions and the differing pace of economic recovery in different regions of the world;
•	our future financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, the ability of our lenders to meet their funding obligations, and our ability to meet the restrictive covenants and other obligations under our credit facilities;
•	our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;
•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	our anticipated general and administrative expenses;
•	fluctuations in currencies and interest rates;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	requirements imposed by classification societies;
•	risks inherent in ship operation, including the discharge of pollutants;
•	availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation; and
•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2015. Copies of the Annual Report, as well as subsequent filings, are available online at http://www.sec.gov.

The Company does not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Overview

We are an international owner, operator and manager of LNG carriers. After giving effect to the dropdown transaction completed on July 1, 2015 (refer to “Recent Developments” below), our wholly owned fleet consists of 19 LNG carriers, including 11 ships in operation, six LNG carriers on order at Samsung Heavy Industries Co., Ltd. (“Samsung”) and two LNG carriers on order at Hyundai Heavy Industries Co., Ltd. (“Hyundai”). GasLog is also the general and controlling partner in GasLog Partners LP (“GasLog Partners” or the “Partnership”), a publicly traded master limited partnership, which owns eight LNG carriers. We currently manage and operate 22 LNG carriers including 10 of our wholly owned ships in operation (one is managed by a subsidiary of Royal Dutch Shell plc (“Shell”)), the eight ships contributed or sold to the Partnership, three ships owned by Methane Services Limited (“MSL”), a subsidiary of BG Group plc (“BG Group”) and one additional LNG carrier in which we have a 25% interest. We are also supervising the construction of our newbuildings. We have secured multi-year and seasonal time charter contracts for eight of our operating ships, the eight ships owned by the Partnership and seven of our eight newbuildings on order. From September 30, 2015, these contracts are expected to provide total contracted revenue of approximately $3.8 billion during their initial terms, which expire between 2016 and 2029. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled drydocking, (b) all LNG carriers on order are delivered on schedule, and (c) no exercise of any option to extend the term of charters. Three of our ships are operating in the spot/short-term market and have entered into a pool agreement (refer to “Recent Developments” below).

In addition to our committed order book, we also secured additional fixed priced options from Samsung on up to six further 174,000 cbm newbuildings with delivery dates in 2018 and 2019 that expire in March 2016. We also have a 25% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. (“Egypt LNG”) and technically managed by us. It is currently operating under a 20-year time charter to a subsidiary of BG Group. The information about our owned fleet presented in this report does not include our ownership interest in the Methane Nile Eagle.

We generate revenues by chartering our ships to customers on multi-year charters, seasonal time charters and spot/short-term charters and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental (“HSSE”) management and reporting through our wholly owned subsidiary GasLog LNG Services Ltd.

Recent Developments

Dividend Declaration

On September 18, 2015, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share or $2.52 million in the aggregate payable on October 1, 2015 to holders of record as of September 30, 2015. GasLog paid the declared dividend to the transfer agent in September 2015.

On November 4, 2015, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on November 19, 2015 to shareholders of record as of November 16, 2015. The declaration and payment of dividends is at all times subject to the discretion of the board and will depend on, among other things, our earnings, financial condition, cash requirements and availability, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as the board may deem relevant.

Financing of Eight Newbuildings

On October 16, 2015, GasLog entered into a debt financing agreement with 14 international banks for $1.3 billion to partially finance the delivery of our eight newbuildings expected to be delivered in 2016, 2018 and 2019. The financing is the largest in GasLog’s history and has a tenor of up to 12 years with an amortization profile of 15 years from vessels’ delivery. The final commitments were more than two times oversubscribed from a combination of new and existing lending institutions. The financing was backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who are either directly lending or providing cover for over 60% of the facility. Seven of the eight newbuildings with contracts are eligible for future dropdown into GasLog Partners.

LNG Carrier Pool Agreement with Dynagas Ltd. (“Dynagas”) and Golar LNG Ltd. (“Golar”) (the “Cool Pool”)

On October 1, 2015, GasLog, Dynagas and Golar established the Cool Pool to market their vessels, which are currently operating in the LNG shipping spot market.

The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of a rapidly growing LNG shipping market by providing customers with reliable, yet flexible, and innovative solutions to meet their increasingly complex shipping requirements.

The Cool Pool will initially consist of 14 modern, high quality and essentially equivalent vessels powered by fuel efficient Tri Fuel Diesel Electric (“TFDE”) propulsion technology. The three owners’ initial vessels eligible for participation in the Cool Pool will be as follows: GasLog: three vessels; Dynagas: three vessels; and Golar: eight vessels. Each vessel owner will continue to be fully responsible for the manning and technical management of their respective vessels.

Completion of GasLog Partners Dropdown Transaction

On July 1, 2015, GasLog completed the sale of three LNG carriers, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally to GasLog Partners for $483.0 million including $3.0 million of positive net working capital. To partially fund the acquisition, GasLog Partners launched and completed an equity offering of 7,500,000 common units and issued 153,061 general partner units to GasLog. The proceeds were used to partially finance the acquisition from GasLog of 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that each own one of the three 145,000 cbm LNG carriers mentioned above.

Operations in Greece

GasLog LNG Services Ltd., our vessels’ management company, and a substantial number of its staff are located in Greece. The current economic instability in Greece could disrupt our operations and have an adverse effect on our business. We have sought to minimize this risk and preserve operational stability by carefully developing staff deployment plans, an information technology recovery site, an alternative ship to shore communications plan and funding mechanisms. While we believe these plans, combined with the international nature of our operations, will mitigate the impact of any disruption of operations in Greece, we cannot assure you that these plans will be effective in all circumstances.

Fleet Update

As of September 30, 2015, our wholly owned fleet consists of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer(1)	Propulsion	Expiration(2)	Period(3)
1	GasLog Savannah	2010	155,000	BG Group	TFDE	September 2016	2017-2023
2	GasLog Singapore	2010	155,000	BG Group	TFDE	September 2016	2019-2024
3	GasLog Skagen	2013	155,000	BG Group	TFDE	April 2021(4)	2026-2031
4	GasLog Chelsea	2010	153,600	Spot Market(5)	TFDE	N/A	N/A
5	GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025-2030
6	Solaris	2014	155,000	Shell	TFDE	June 2021	2026-2031
7	GasLog Saratoga	2014	155,000	Spot Market(5)	TFDE	N/A	N/A
8	Methane Lydon Volney	2006	145,000	BG Group	Steam	October 2020	2023-2025
9	Methane Becki Anne	2010	170,000	BG Group	TFDE	March 2024	2027-2029
10	Methane Julia Louise	2010	170,000	BG Group	TFDE	March 2026	2029-2031
11	GasLog Salem	2015	155,000	Spot Market(5)	TFDE	N/A	N/A
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The Partnership’s fleet consists of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer(1)	Propulsion	Expiration(2)	Period(3)
1	GasLog Shanghai	2013	155,000	BG Group	TFDE	May 2018(6)	2021-2026
2	GasLog Santiago	2013	155,000	BG Group	TFDE	July 2018(6)	2021-2026
3	GasLog Sydney	2013	155,000	BG Group	TFDE	September 2018(6)	2021-2026
4	Methane Rita Andrea	2006	145,000	BG Group	Steam	April 2020	2023-2025
5	Methane Jane Elizabeth	2006	145,000	BG Group	Steam	October 2019	2022-2024
6	Methane Shirley Elisabeth	2007	145,000	BG Group	Steam	June 2020	2023-2025
7	Methane Alison Victoria	2007	145,000	BG Group	Steam	December 2019	2022-2024
8	Methane Heather Sally	2007	145,000	BG Group	Steam	December 2020	2023-2025

(1)	Vessels are chartered to a subsidiary of BG Group or a subsidiary of Shell, as applicable.
(2)	Indicates the expiration of the initial term.
(3)	The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the GasLog Singapore has unilateral options to extend the term of the time charter for periods ranging from 30 months to 90 months. The charterer of the GasLog Savannah has unilateral options to extend the term of the charter for four consecutive periods ranging from 12 to 27 months. The charterer of the GasLog Skagen has unilateral options to extend the term of the charter for up to ten years, on a seasonal charter basis. The charterer of the GasLog Seattle and the Solaris has unilateral options to extend the term of the time charter for periods ranging from 5 to 10 years, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter. The charterer of the Methane Lydon Volney has a unilateral option to extend the term for a period of either three or five years at its election. In addition, the charterer of the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria has a unilateral option to extend the term of two of the related time charters for a period of either three or five years at its election. The charterer of the GasLog Shanghai, GasLog Santiago and GasLog Sydney may be extended for up to two extension periods of three or four years at the charterer’s option, and each charter requires that the charterer provide us with 90 days’ notice before the charter expiration of its exercise of any extension option. The charterer of the Methane Rita Andrea and the Methane Jane Elizabeth may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The charterer of the Methane Becki Anne and the Methane Julia Louise has a unilateral option to extend the term of the time charters for a period of either three or five years at its election.
(4)	Time charter provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months.
(5)	Vessels operating in the spot market that have been contributed to the Cool Pool.
(6)	Charter expiration was amended based on the agreement signed with BG Group on April 21, 2015. With respect to the GasLog Sydney, whose charter was shortened by eight months under such agreement, if MSL does not exercise the charter extension options for the GasLog Sydney, and GasLog Partners does not enter into a third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat or time charter arrangement that is designed to guarantee the total cash distribution from the vessel for any period of charter shortening. If MSL exercises the options to charter six additional vessels of GasLog, the three charters of the GasLog Shanghai, GasLog Santiago and GasLog Sydney would be further adjusted by a potential shortening of a maximum 31 months in total. If MSL does not exercise the charter extension options referenced above for these three vessels, and GasLog Partners does not enter into a third-party charter for the GasLog Shanghai, GasLog Santiago or GasLog Sydney, GasLog and GasLog Partners intend to enter into bareboat or time charter arrangements for such vessels that are designed to guarantee the total cash distribution from the vessels.

GasLog Partners has options and other acquisition rights under which it may acquire additional LNG carriers from us. This includes options to purchase up to 9 LNG carriers from us within 36 months after each such vessel’s acceptance by its charterer (or, in the case of certain vessels, 36 months after the closing of the GasLog Partners initial public offering or the completion of our acquisition of such vessel), in each case at fair market value as determined pursuant to the omnibus agreement.

GasLog Partners also has a right of first offer from us to purchase any other LNG carriers with cargo capacities greater than 75,000 cbm engaged in ongoing LNG transportation under charters of five full years or more that we own or acquire (the “Five Year Vessels”) either at their acquisition cost plus certain break up costs (in the case of a newly acquired Five Year Vessel) or at their fair market value (in the case of a previously owned vessel that becomes a Five Year Vessel). The three newbuildings to be chartered under the agreement signed with a subsidiary of BG Group on April 21, 2015, as well as the additional six newbuildings which may be chartered at BG Group’s election, will each qualify as a Five Year Vessel upon commencement of its charter, and we will be required to offer to GasLog Partners an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, GasLog Partners must exercise this right of first offer within 30 days following the notice from us that the vessel has been acquired or has become a Five Year Vessel.

Results of Operations

Three-month period ended September 30, 2014 compared to the three-month period ended September 30, 2015

	For the three months ended
Amounts are in thousands of U.S. Dollars	September 30, 2014	September 30, 2015
Revenues	99,411	105,791
Vessel operating and supervision costs	(20,909)	(29,608)
Depreciation of fixed assets	(21,400)	(28,210)
General and administrative expenses	(10,291)	(10,900)
Profit from operations	46,811	37,073
Financial costs	(17,731)	(24,483)
Financial income	61	128
Gain/(loss) on swaps	1,405	(8,228)
Share of profit of associate	456	390
Total other expenses, net	(15,809)	(32,193)
Profit for the period	31,002	4,880
Non-controlling interest	(5,503)	(12,159)
Profit/(loss) attributable to owners of the Group	25,499	(7,279)
3

During the three-month period ended September 30, 2014, we had an average of 15.0 ships operating in our owned fleet, having 1,371 operating days and an average of 20.0 ships operating under our technical management (including our 14.0 owned ships). During the three-month period ended September 30, 2015, we had an average of 19.0 ships operating in our owned fleet (including ships owned by the Partnership), having 1,568 operating days and an average of 22.0 ships operating under our technical management (including our 18.0 owned ships).

Revenues:

Revenues increased by 6.42%, or $6.38 million, from $99.41 million during the three-month period ended September 30, 2014, to $105.79 million during the three-month period ended September 30, 2015. The increase is mainly attributable to an increase in revenues by $18.30 million due to the acquisition of the Methane Becki Anne and the Methane Julia Louise, which were both acquired from BG Group on March 31, 2015 and the deliveries of the GasLog Saratoga and the GasLog Salem on December 16, 2014 and April 30, 2015, respectively. These acquisitions and deliveries resulted in an increase in operating days. The increase in revenues was partially offset by a decrease of $7.23 million in earnings of a vessel operating in the spot market, a decrease of $2.34 million caused by the off-hire days due to drydocking of one of our vessels and a decrease of $1.42 million in revenues from all other vessels. The daily hire rate for the three-month period ended September 30, 2014 was $71,435 as compared to $67,122 for the three-month period ended September 30, 2015 affected by the decrease in the spot market. There was also a decrease of $0.93 million in revenues from technical management services mainly due to the decrease in the number of the managed vessels owned by third parties following the acquisition of the 8 vessels from BG Group and the termination of a project with another customer.

Vessel Operating and Supervision Costs:

Vessel operating and supervision costs increased by 41.61% or $8.70 million, from $20.91 million during the three-month period ended September 30, 2014, to $29.61 million during the three-month period ended September 30, 2015. The increase is primarily attributable to the increase in our fleet in the three-month period ended September 30, 2015, compared to the same period of 2014, as described above, as well as an increase in technical maintenance expenses, due to the two drydockings completed in the third quarter of 2015.

Depreciation:

Depreciation increased by 31.82%, or $6.81 million, from $21.40 million during the three-month period ended September 30, 2014, to $28.21 million during the three-month period ended September 30, 2015. The increase in depreciation resulted from the increase in the average number of vessels in our fleet in the three-month period ended September 30, 2015, compared to the same period of 2014.

General and Administrative Expenses:

General and administrative expenses increased by 5.93%, or $0.61 million, from $10.29 million during the three-month period ended September 30, 2014, to $10.90 million during the three-month period ended September 30, 2015. The increase is mainly attributable to a $1.33 million increase in legal fees and other professional services and an increase in equity-settled compensation expense of $0.22 million. These were partially offset by a decrease of $0.59 million in personnel related expenses and a decrease of all other expenses by $0.35 million.

Financial Costs:

Financial costs increased by 38.07%, or $6.75 million, from $17.73 million during the three-month period ended September 30, 2014, to $24.48 million during the three-month period ended September 30, 2015. The increase is attributable to an increase of $5.45 million in interest expense on loans, bond and cash flow hedges and an increase of $1.30 million in the amortization of deferred loan fees. During the three-month period ended September 30, 2015, we had an average of $2,513.13 million of outstanding indebtedness including our NOK bond agreement, having an aggregate weighted average interest rate of 3.28%, and during the three-month period ended September 30, 2014, we had an average of $1,991.18 million of outstanding indebtedness, with a weighted average interest rate of 3.07%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on bond and cross-currency swaps (“CCS”).

Gain/(loss) on Swaps:

Loss on swaps increased by $9.64 million, from $1.41 million gain during the three-month period ended September 30, 2014, to $8.23 million loss during the three-month period ended September 30, 2015. The increase is mainly attributable to an increase of $10.77 million in loss from mark-to-market valuation of our interest rate swaps carried at fair value through profit or loss, which reflected a loss of $5.54 million for the three-month period ended September 30, 2015 as compared to a gain of $5.23 million for the three-month period ended September 30, 2014, partially offset by a decrease of $0.63 million in realized loss from interest rate swaps held for trading and a decrease of $0.55 million in loss that was reclassified from equity to the statement of profit or loss related to the interest rate swaps for which hedge accounting was discontinued. In the three-month period ended September 30, 2015, the loss from mark-to-market valuation derived from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, moved down as compared to the end of the previous quarter.

Profit for the Period:

Profit decreased by 84.26%, or $26.12 million, from $31.00 million for the three-month period ended September 30, 2014, to $4.88 million for the three-month period ended September 30, 2015, as a result of the aforementioned factors.

Nine-month period ended September 30, 2014 compared to the nine-month period ended September 30, 2015

	For the nine months ended
Amounts are in thousands of U.S. Dollars	September 30, 2014	September 30, 2015
Revenues	229,718	307,557
Vessel operating and supervision costs	(56,970)	(84,178)
Depreciation of fixed assets	(48,463)	(78,179)
General and administrative expenses	(24,546)	(30,398)
Profit from operations	99,739	114,802
Financial costs	(47,088)	(67,257)
Financial income	212	277
Loss on swaps	(13,292)	(13,569)
Share of profit of associate	1,246	1,180
Total other expenses, net	(58,922)	(79,369)
Profit for the period	40,817	35,433
Non-controlling interest	(7,493)	(30,130)
Profit attributable to owners of the Group	33,324	5,303
4

During the nine-month period ended September 30, 2014, we had an average of 11.4 ships operating in our owned fleet, having 3,035 operating days and an average of 20.0 ships operating under our technical management (including our 11.1 owned ships). During the nine-month period ended September 30, 2015, we had an average of 17.9 ships operating in our owned fleet (including ships owned by the Partnership), having 4,386 operating days and an average of 21.6 ships operating under our technical management (including our 16.9 owned ships).

Revenues:

Revenues increased by 33.88%, or $77.84 million, from $229.72 million during the nine-month period ended September 30, 2014, to $307.56 million during the nine-month period ended September 30, 2015. The increase is mainly attributable to an increase in revenues by $102.49 million due to the full operation of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria which were acquired from BG Group in April 2014 and June 2014, the acquisition of the Methane Becki Anne and the Methane Julia Louise which were both acquired from BG Group on March 31, 2015 and the deliveries of the Solaris, the GasLog Saratoga, and the GasLog Salem on June 30, 2014, December 16, 2014 and April 30, 2015, respectively. These acquisitions and deliveries resulted in an increase in operating days. The increase in revenues was partially offset by a decrease of $6.79 million in earnings of a vessel operating in the spot market, a decrease of $2.19 million in revenues from all other vessels, and a decrease in revenues of $11.72 million caused mainly by the off-hire days due to the drydockings of seven of our vessels. The daily hire rate for the nine-month period ended September 30, 2014 was $73,729 as compared to $69,673 for the nine-month period ended September 30, 2015 affected by the decrease in the spot market. There was also a decrease of $3.98 million in revenues from technical management services mainly due to the decrease in the average number of the managed vessels owned by third parties following the acquisition of the eight vessels from BG Group and the termination of a project with another customer.

Vessel Operating and Supervision Costs:

Vessel operating and supervision costs increased by 47.76%, or $27.21 million, from $56.97 million during the nine-month period ended September 30, 2014, to $84.18 million during the nine-month period ended September 30, 2015. The increase is primarily attributable to the increase in our fleet in the nine-month period ended September 30, 2015, compared to the same period of 2014, as described above, partially offset by the favorable movement of the EUR/USD exchange rate affecting crew wages.

Depreciation:

Depreciation increased by 61.33%, or $29.72 million, from $48.46 million during the nine-month period ended September 30, 2014, to $78.18 million during the nine-month period ended September 30, 2015. The increase in depreciation resulted from the increase in the average number of vessels in our fleet in the nine-month period ended September 30, 2015, compared to the same period of 2014.

General and Administrative Expenses:

General and administrative expenses increased by 23.83%, or $5.85 million, from $24.55 million during the nine-month period ended September 30, 2014, to $30.40 million during the nine-month period ended September 30, 2015. The increase is mainly attributable to a $3.68 million increase in legal fees and other professional services including those related to the Partnership’s listing requirements, an increase in personnel related expenses of $0.82 million related to the growth of the Group, an increase in equity-settled compensation expense of $0.78 million, an increase in board of directors’ fees of $0.47 million, an increase of $0.49 million in rent and utilities related to the new offices in London, New York and Singapore and an increase in various other expenses of $0.02 million. The above increases were partially offset by a decrease of $0.41 million in net foreign exchange losses.

Financial Costs:

Financial costs increased by 42.83%, or $20.17 million, from $47.09 million during the nine-month period ended September 30, 2014 to $67.26 million during the nine-month period ended September 30, 2015. The increase is mainly attributable to an increase of $20.43 million in interest expense on loans, bond and cash flow hedges. During the nine-month period ended September 30, 2015, we had an average of $2,322.56 million of outstanding indebtedness including our NOK bond agreement, having an aggregate weighted average interest rate of 3.31%, and during the nine-month period ended September 30, 2014, we had an average of $1,521.31 million of outstanding indebtedness with a weighted average interest rate of 3.29%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on bond CCSs.

Loss on Swaps:

Loss on swaps increased by 2.11%, or $0.28 million, from $13.29 million during the nine-month period ended September 30, 2014, to $13.57 million during the nine-month period ended September 30, 2015. The increase in loss is mainly attributable to an increase of $3.72 million in loss from mark-to-market valuation of our interest rate swaps carried at fair value through profit or loss, which reflected a loss of $5.97 million for the nine-month period ended September 30, 2015 as compared to a loss of $2.25 million for the nine-month period ended September 30, 2014, partially offset by a decrease of $0.97 million in realized loss from interest rate swaps held for trading, a decrease of $2.31 million in loss that was reclassified from equity to the statement of profit or loss related to the interest rate swaps for which hedge accounting was discontinued and a decrease of $0.16 million in the ineffective portion of cash flow hedges. In 2015, the loss derived from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was lower than the agreed fixed interest rates resulting in an increase in derivative liabilities from interest rate swaps held for trading as compared to December 31, 2014.

Profit for the Period:

Profit decreased by 13.20%, or $5.39 million, from $40.82 million for the nine-month period ended September 30, 2014, to $35.43 million for the nine-month period ended September 30, 2015, as a result of the aforementioned factors.

Customers

For the nine-month period ended September 30, 2015, we received 81.7% of our revenues from MSL, a subsidiary of BG Group, 0.2% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest, 11.9% of our revenues from Shell and 6.2% of our revenues from various charterers in the spot/short-term market. For the nine-month period ended September 30, 2014, we received 80.4% of our revenues from MSL, 0.3% of our revenues from Egypt LNG, 11.2% of our revenues from Shell, 7.8% of our revenues from various charterers in the spot/short-term market and 0.3% from another customer.

5

Seasonality

Since our owned ships are primarily employed under multi-year, fixed-rate charter arrangements, seasonal trends do not materially impact the revenues earned by our vessels during the year. Seasonality also does not have a significant impact on revenues earned by our management services, as we provide technical ship management and ship construction supervision services under fixed-rate agreements.

Additionally, our business is not subject to seasonal borrowing requirements.

Liquidity and Capital Resources

Our primary liquidity needs are to fund our ship-operating expenses, finance the purchase and construction of our newbuildings, purchase second-hand vessels, service our existing debt and pay dividends. In monitoring our working capital needs, we project our charter hire income and ships’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns.

We anticipate that our primary sources of funds will be available cash, cash from operations, borrowings under existing and new debt agreements and additional common or other forms of equity. We believe that these sources of funds will be sufficient to meet our liquidity needs, although there can be no assurance that we will be able to obtain future debt and equity financing on terms acceptable to us.

Our funding and treasury activities are intended to balance investment returns in order to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars. In June 2013 and April 2014, we entered into six CCSs to exchange interest payments and principal on maturity on the same terms as the NOK denominated bonds and designated the CCSs as hedges of the variability of the USD functional currency equivalent cash flows on the bond. Refer to Note 11 of our unaudited condensed consolidated financial statements for details on our swap arrangements.

As of September 30, 2015, we had $318.94 million of cash and cash equivalents, of which $209.87 million was held in time deposits and the remaining balance in current accounts. Moreover, as of September 30, 2015, GasLog had $50.0 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments. As of September 30, 2015, GasLog had $62.0 million in restricted cash in relation to cash held in blocked accounts in order to comply with the covenants under two of its credit facilities.

As of September 30, 2015, GasLog had an aggregate of $2.44 billion of indebtedness outstanding under eleven credit facilities, of which $621.44 million is repayable within one year, including $42.18 million under the revolving credit facility. As of September 30, 2015, GasLog had $117.88 million outstanding under the NOK bond agreement that is payable in June 2018.

As of September 30, 2015, there was an undrawn amount of $7.83 million from the revolving facility of GAS-two Ltd. which was available to be drawn under certain conditions.

On May 8, 2015, GasLog Partners entered into a supplemental deed relating to its Citibank loan facility, in which the Partnership’s lenders unanimously approved such changes to the facility agreement as are required to reflect the changes to the three charters agreed with MSL that were announced by the Partnership on April 21, 2015.

On June 5, 2015, pursuant to a supplemental deed entered into by GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. relating to their Citibank loan facility, and effective from July 1, 2015, the Partnership was added as a corporate guarantor for the respective loan facility, replacing the previous guarantor, GasLog Carriers Ltd.

As of September 30, 2015, GasLog’s commitments for capital expenditures were related to the eight LNG carriers on order, which had a gross aggregate contract price of approximately $1.62 billion. As of September 30, 2015, the total remaining balance of the contract prices of the eight newbuildings was $1.46 billion and it will be partially financed by the $1.3 billion financing signed in October 2015.

GasLog has hedged 44.4% of its expected floating interest rate exposure at a weighted average interest rate of approximately 4.6% (including margin) as of September 30, 2015.

As of September 30, 2015, we were in compliance with the financial covenants under our bond agreement.

Our credit facilities are described in Note 12 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed with the SEC on March 26, 2015 and Note 5 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Working Capital Position

As of September 30, 2015, our current assets totaled $460.24 million while current liabilities totaled $729.05 million, resulting in a negative working capital position of $268.81 million. Current liabilities include an amount of $457.75 million being the current portion of three credit facilities that we are currently in discussions for refinancing with one or more term loans. Discussions to date with prospective lenders while not yet conclusive, have been encouraging, for lending at suitable indicative terms. Based on these discussions and indicative terms, management remains confident that planned bank refinancing will be completed on a timely basis, in advance of any forthcoming maturities reflected in the negative working capital position as of September 30, 2015. As a matter of prudence, management are nonetheless in parallel assessing other sources of debt financing, such that a comprehensive refinancing is completed in timely fashion.

Other than the refinancing requirements noted above, and taking into account generally expected market conditions and the $1.3 billion of recently announced financing, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, to make the scheduled payments as per the shipbuilding contracts and to make all other required principal and interest payments on our indebtedness during the next 12 months.

6

Cash Flows

Nine-month period ended September 30, 2014 compared to the nine-month period ended September 30, 2015

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	For the nine months ended

Amounts are in thousands of U.S. Dollars	September 30, 2014	September 30, 2015
Net cash provided by operating activities	107,293	117,514
Net cash used in investing activities	(1,241,247)	(719,173)
Net cash provided by financing activities	1,325,553	708,702

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $10.22 million, from $107.29 million during the nine-month period ended September 30, 2014 to $117.51 million in the nine-month period ended September 30, 2015. The increase was due to an increase of $74.73 million in revenue collections, a decrease of $0.97 million in realized losses on interest rate swaps held for trading and a decrease in cash from ship management creditors amounting to $6.47 million, partially offset by an increase of $29.67 million in payments for general and administrative expenses, operating expenses and inventories, an increase of $16.35 million in cash paid for interest and an increase of $25.93 million in cash collaterals.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $522.08 million, from $1,241.25 million in the nine-month period ended September 30, 2014 to $719.17 million in the nine-month period ended September 30, 2015. The decrease is mainly attributable to a $490.00 million decrease in payments for the construction costs of newbuildings and the acquisition of second-hand vessels, a net increase in short-term investments of $31.82 million, a $0.71 million increase in dividends received from Egypt LNG Services Ltd., partially offset by a $0.51 million increase in the acquisition of other tangible assets related mainly to depot spares.

Net Cash Provided by Financing Activities

Net cash provided by financing activities decreased by $616.85 million, from $1,325.55 million in the nine-month period ended September 30, 2014 to $708.70 million in the nine-month period ended September 30, 2015. The decrease is mainly attributable to a decrease of $278.47 million in proceeds from our borrowings, a decrease of $349.03 million in proceeds from equity offerings (in 2014, we received $310.24 million being the net proceeds from the public offerings and private placement completed in January and April 2014 and $323.05 million net proceeds from GasLog Partners’ initial public offering; in 2015, we received $111.38 million net proceeds from the preferred stock issuance and $172.87 million net proceeds from GasLog Partners’ public offering), an increase in restricted cash of $39.17 million, an increase of $29.83 million in dividend payments, partially offset by a decrease in bank loan repayments of $59.26 million, a decrease in payment of loan issuance costs of $4.77 million, a $12.95 million decrease in payments of treasury shares and a decrease of $2.68 million in payments of equity raising costs.

Contracted Charter Revenues and Days from Time Charters

The following table summarizes GasLog’s (including the vessels contributed or sold to GasLog Partners) contracted charter revenues and vessel utilization as of September 30, 2015.

	Contracted Charter Revenues and Days from Time Charters

	On and after October 1,	For the years ended December 31,
	2015	2016	2017	2018	2019	2020-2029	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)	101.18	448.20	483.83	455.58	457.71	1,829.92	3,776.42
Total contracted days(1)	1,472	6,200	6,417	6,015	5,977	22,248	48,329
Total available days(2)	1,748	7,511	8,395	9,186	9,704	96,950	133,494
Total unfixed days(3)	276	1,311	1,978	3,171	3,727	74,702	85,165
Percentage of total contracted days/total available days	84.21%	82.55%	76.44%	65.48%	61.59%	22.95%	36.20%

(1)	Reflects time charter revenues and contracted days for eight of our wholly owned ships, the eight ships owned by the Partnership and seven of our eight newbuildings on order for which we have secured time charters. Does not include charter revenues for the vessels operating in the spot/short-term market under the Cool Pool agreement and the Methane Nile Eagle, in which we hold a 25% minority interest. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled drydocking (every five years); (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters. For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component.
(2)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled drydocking. The available days for the vessels operating in the spot/short-term market are included.
(3)	Represents available days for ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of charters) and the available days for the vessels operating in the spot/short-term market.

The table provides additional information about our contracted charter revenues based on contracts in effect as of September 30, 2015 for the eight ships in our wholly owned fleet, the eight ships in the GasLog Partners’ fleet for which we have secured time charters and seven of our newbuildings on order. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any time charter revenues for the vessels operating in the spot/short-term market under the Cool Pool agreement and any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into time charter contracts for any additional

7

ships we may acquire or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 26, 2015. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Significant Accounting Policies

For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed on March 26, 2015 and Note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.

8

GASLOG LTD.

F-1

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position

As of December 31, 2014 and September 30, 2015

(Amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2014	September 30, 2015
Assets
Non-current assets
Goodwill		9,511	9,511
Investment in associate		6,603	7,108
Deferred financing costs		6,120	114
Other non-current assets		5,785	31,271
Derivative financial instruments	11	1,174	—
Tangible fixed assets	4	2,809,517	3,419,036
Vessels under construction	4	142,776	166,529
Total non-current assets		2,981,486	3,633,569
Current assets
Trade and other receivables		14,317	18,991
Dividends receivable and amounts due from related parties	6	1,869	106
Inventories		4,953	6,053
Prepayments and other current assets		4,443	4,147
Restricted cash		22,826	62,000
Short-term investments		28,103	50,000
Cash and cash equivalents		211,974	318,939
Total current assets		288,485	460,236
Total assets		3,269,971	4,093,805
Equity and liabilities
Equity
Preferred stock		—	46
Share capital		810	810
Contributed surplus		923,470	1,034,077
Reserves		(12,002)	(14,872)
Treasury shares		(12,576)	(12,491)
Retained earnings/(accumulated deficit)		29,689	(3,680)
Equity attributable to owners of the Group		929,391	1,003,890
Non-controlling interest	3	323,646	503,917
Total equity		1,253,037	1,507,807
Current liabilities
Trade accounts payable		9,668	19,181
Ship management creditors		1,285	72
Amounts due to related parties	6	181	121
Derivative financial instruments	11	16,149	16,786
Other payables and accruals	8	57,647	80,385
Borrowings—current portion	5	116,431	612,505
Total current liabilities		201,361	729,050
Non-current liabilities
Derivative financial instruments	11	35,751	62,476
Borrowings—non-current portion	5	1,778,845	1,793,214
Other non-current liabilities		977	1,258
Total non-current liabilities		1,815,573	1,856,948
Total equity and liabilities		3,269,971	4,093,805

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2014 and 2015

(Amounts expressed in thousands of U.S. Dollars, except per share data)

		For the three months ended		For the nine months ended
	Note	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015
Revenues		99,411	105,791	229,718	307,557
Vessel operating and supervision costs		(20,909)	(29,608)	(56,970)	(84,178)
Depreciation of fixed assets	4	(21,400)	(28,210)	(48,463)	(78,179)
General and administrative expenses	7	(10,291)	(10,900)	(24,546)	(30,398)
Profit from operations		46,811	37,073	99,739	114,802

Financial costs	12	(17,731)	(24,483)	(47,088)	(67,257)
Financial income		61	128	212	277
Gain/(loss) on swaps	12	1,405	(8,228)	(13,292)	(13,569)
Share of profit of associate		456	390	1,246	1,180
Total other expenses, net		(15,809)	(32,193)	(58,922)	(79,369)
Profit for the period		31,002	4,880	40,817	35,433
Attributable to:
Owners of the Group		25,499	(7,279)	33,324	5,303
Non-controlling interest		5,503	12,159	7,493	30,130
		31,002	4,880	40,817	35,433
Earnings/(losses) per share – basic	15	0.32	(0.12)	0.43	0.01
Earnings/(losses) per share – diluted	15	0.31	(0.12)	0.43	0.01

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income

For the three and nine months ended September 30, 2014 and 2015

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended		For the nine months ended
	Note	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015
Profit for the period		31,002	4,880	40,817	35,433
Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	11	3,210	(5,350)	(4,127)	(5,721)
Recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges	12	915	364	3,240	931
Other comprehensive income/(loss) for the period		4,125	(4,986)	(887)	(4,790)
Total comprehensive income/(loss) for the period		35,127	(106)	39,930	30,643
Attributable to:
Owners of the Group		29,370	(12,265)	32,183	513
Non-controlling interest		5,757	12,159	7,747	30,130
		35,127	(106)	39,930	30,643

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity

For the nine months ended September 30, 2014 and 2015

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	Share capital	Preferred stock	Contributed surplus	Equity-settled employee benefits reserve	Other reserves	Treasury shares	Retained earnings	Attributable to owners of the Group	Non - controlling interest	Total
Balance at January 1, 2014	629	—	614,964	11,232	(14,660)	—	27,368	639,533	—	639,533
Net proceeds from public offerings and private placement	181	—	308,506	—	—	—	—	308,687	—	308,687
Net proceeds from GasLog Partners’ public offerings	—	—	—	—	—	—	—	—	319,129	319,129
Dividend paid ($0.36 per share)	—	—	—	—	—	—	(28,572)	(28,572)	(1,990)	(30,562)
Expense recognized in respect of equity-settled employee benefits	—	—	—	1,284	—	—	—	1,284	—	1,284
Treasury shares	—	—	—	—	(12,948)	—	—	(12,948)	—	(12,948)
Profit for the period	—	—	—	—	—	—	33,324	33,324	7,493	40,817
Other comprehensive (loss)/income for the period	—	—	—	—	(1,141)	—	—	(1,141)	254	(887)
Total comprehensive (loss)/ income for the period	—	—	—	—	(1,141)	—	33,324	32,183	7,747	39,930
Balance at September 30, 2014	810	—	923,470	12,516	(28,749)	—	32,120	940,167	324,886	1,265,053

Balance at January 1, 2015	810	—	923,470	12,716	(24,718)	(12,576)	29,689	929,391	323,646	1,253,037
Net proceeds from issuance of preferred stock	—	46	110,607	—	—	—	—	110,653	—	110,653
Net proceeds from GasLog Partners’ public offering	—	—	—	—	—	—	—	—	171,857	171,857
Dividend paid (common and preferred shares)	—	—	—	—	—	—	(38,672)	(38,672)	(21,716)	(60,388)
Expense recognized in respect of equity-settled employee benefits, net of accrued dividend	—	—	—	2,005	—	—	—	2,005	—	2,005
Settlement of share-based compensation	—	—	—	(85)	—	85	—	—	—	—
Profit for the period	—	—	—	—	—	—	5,303	5,303	30,130	35,433
Other comprehensive loss for the period	—	—	—	—	(4,790)	—	—	(4,790)	—	(4,790)
Total comprehensive (loss)/ income for the period	—	—	—	—	(4,790)	—	5,303	513	30,130	30,643
Balance at September 30, 2015	810	46	1,034,077	14,636	(29,508)	(12,491)	(3,680)	1,003,890	503,917	1,507,807

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2014 and 2015

(Amounts expressed in thousands of U.S. Dollars)

		For the nine months ended
	Note	September 30, 2014	September 30, 2015
Cash flows from operating activities:
Profit for the period		40,817	35,433
Adjustments for:
Depreciation of fixed assets		48,463	78,179
Share of profit of associate		(1,246)	(1,180)
Financial income		(212)	(277)
Financial costs		47,088	67,257
Unrealized loss on swaps and ineffective portion of cash flow hedges		2,399	5,956
Recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges		3,240	931
Unrealized foreign exchange losses/(gains) on cash and cash equivalents and short-term investments		165	(234)
Expense recognized in respect of equity-settled share-based compensation		1,284	2,059
		141,998	188,124
Movements in working capital		5,376	(14,184)
Cash provided by operations		147,374	173,940
Interest paid		(40,081)	(56,426)
Net cash provided by operating activities		107,293	117,514
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction		(1,189,003)	(699,502)
Dividends received from associate		970	1,675
Purchase of short-term investments		(68,317)	(68,592)
Maturity of short-term investments		14,907	47,007
Financial income received		196	239
Net cash used in investing activities		(1,241,247)	(719,173)
Cash flows from financing activities:
Proceeds from bank loans and bonds		884,473	606,000
Bank loan repayments		(132,692)	(73,434)
Payment of loan issuance costs		(11,550)	(6,779)
Proceeds from public offering and private placement (net of underwriting discounts and commissions)		310,241	—
Proceeds from GasLog Partners’ public offerings (net of underwriting discounts and commissions)		323,050	172,875
Proceeds from issuance of preferred stock (net of underwriting discounts and commissions)		—	111,378
Payment of equity raising costs		(4,459)	(1,776)
Purchase of treasury shares		(12,948)	—
Movement in restricted cash		—	(39,174)
Dividends paid		(30,562)	(60,388)
Net cash provided by financing activities		1,325,553	708,702
Effects of exchange rate changes on cash and cash equivalents		(165)	(78)
Increase in cash and cash equivalents		191,434	106,965
Cash and cash equivalents, beginning of the period		103,798	211,974
Cash and cash equivalents, end of the period		295,232	318,939

Non-cash investing and financing activities	13
Capital expenditures included in liabilities at the end of the period		5,882	19,948
Equity raising costs included in liabilities at the end of the period		1,014	96
Loan issuance costs included in liabilities at the end of the period		639	1,548

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2014 and 2015

(Amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London, New York, Singapore and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog’s chairman, Peter G. Livanos, is GasLog’s largest shareholder through his ownership of Ceres Shipping Ltd., which controls Blenheim Holdings Ltd. As of September 30, 2015, entities controlled by members of the Livanos family, including GasLog’s chairman, are deemed to beneficially own approximately 39.7% of GasLog’s issued and outstanding common shares. As a result of his ownership of GasLog’s common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog’s shareholders are entitled to vote.

As of September 30, 2015, GasLog holds a 32.9% interest (including the 2% interest through general partner units) in GasLog Partners LP (“GasLog Partners” or the “Partnership”) and, as a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below were 100% held (either directly or indirectly) by GasLog. The Group structure as of September 30, 2015 was as follows:

Name	Place of Incorporation	Date of incorporation	Principal activities	Cargo capacity (cbm)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd.	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Services UK Ltd.	England and Wales	May 2014	Service Company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Service Company	—	—	—
GasLog Asia Pte. Ltd.	Singapore	May 2015	Service Company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Saratoga	December 2014
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Salem	April 2015
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	Hull No. 2072	Q1 2016(1)
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	Hull No. 2073	Q2 2016(1)
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	Hull No. 2102	Q3 2016(1)
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	Hull No. 2103	Q4 2016(1)
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-eighteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2130	Q1 2018(1)
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2131	Q1 2019(1)
GAS-twenty four Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2800	Q1 2018(1)
GAS-twenty five Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2801	Q1 2018(1)
GAS-twenty six Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Julia Louise	March 2015
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Becki Anne	March 2015
GasLog Shipping Limited	BVI	July 2003	Dormant	—	—	—
32.9% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC.	Marshall Islands	April 2014	Holding company	—	—	—
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
GAS-nineteen Ltd. (2)	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd. (2)	Bermuda	April 2014	Vessel-owning company	145,000	Methane Shirley Elisabeth	June 2014
GAS-twenty one Ltd. (2)	Bermuda	April 2014	Vessel-owning company	145,000	Methane Heather Sally	June 2014
25% interest associates:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007
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(1)	For newbuildings, expected delivery dates as of September 30, 2015 are presented.

(2)	On July 1, 2015, GasLog completed the sale of three LNG carriers, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally to GasLog Partners for $483,000 including $3,000 of positive net working capital. To partially fund the acquisition, GasLog Partners launched and completed an equity offering of 7,500,000 common units and issued 153,061 general partner units to GasLog (Note 3).

On October 1, 2015, GasLog, Dynagas Ltd. (“Dynagas”) and Golar LNG Ltd. (“Golar”) signed an LNG carrier pooling agreement (the “LNG Carrier Pool”) to market their vessels, which are currently operating in the LNG shipping spot market.

The LNG Carrier Pool – named the “Cool Pool” – will initially consist of 14 modern, high quality and essentially equivalent vessels powered by fuel efficient Tri Fuel Diesel Electric (“TFDE”) propulsion technology. The three owners’ initial vessels eligible for participation in the Cool Pool will be as follows: Dynagas: three vessels; GasLog: three vessels; and Golar: eight vessels. Each vessel owner will continue to be fully responsible for the manning and technical management of their respective vessels. For the operation of the Cool Pool, a Marshall Islands service company named “The Cool Pool Limited”, was incorporated in September 2015.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2014 filed with the SEC on March 26, 2015. On November 4, 2015 GasLog’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The unaudited condensed consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of all of the subsidiaries in the Group because their vessels operate in international shipping markets in which revenues and expenses are primarily settled in USD, and the Group’s most significant assets and liabilities are paid for and settled in USD.

The financial statements are prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2014.

In considering going concern management has reviewed the Group’s future cash requirements, covenant compliance and earnings projections. As of September 30, 2015, our current assets totaled $460,236 while current liabilities totaled $729,050, resulting in a negative working capital position of $268,814. Current liabilities include $621,444 of loans due within one year, $457,750 of which we are currently seeking to refinance. Discussions to date with prospective lenders, while not yet conclusive, have been encouraging, for lending at suitable indicative terms. Based on these discussions and indicative terms, management remains confident that planned bank refinancing will be completed on a timely basis, in advance of any forthcoming maturities reflected in the negative working capital position as of September 30, 2015. As a matter of prudence, management are nonetheless in parallel assessing other sources of debt financing, such that a comprehensive refinancing is completed in timely fashion.

Management anticipates that the Group’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. The Group may also seek to raise additional equity. Management believes that these sources of funds will be sufficient for the Group to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis, although there can be no assurance that we will be able to obtain future debt and equity financing on terms acceptable to us.

Adoption of new and revised IFRS

Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed consolidated financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In October 2010, the IASB reissued IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. In July 2014, the complete version of IFRS 9 was issued. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Group’s consolidated financial statements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard was amended in September 2015 to delay the effective date to annual periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Group’s consolidated financial statements.

In September 2014, the IASB published Sale or Contribution of Assets between an Investor and its Associate or Joint Venture as amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investment in Associate and Joint Ventures. The amendments address a conflict between the requirements of IFRS 10 and IAS 28 and clarify that in a transaction involving an associate or joint venture the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. They are effective for annual periods beginning on or after January 1, 2016, with earlier application being permitted. Management is currently evaluating the impact of this standard.

F-8

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to have a material effect on the Group’s unaudited condensed consolidated financial statements.

3. Equity transactions

On April 7, 2015, GasLog completed a public offering of 4.60 million shares of 8.75% Series A Preference Shares (including 600,000 shares issued upon the exercise in full by the underwriters of their option to purchase additional Series A Preference Shares), par value $0.01 per share, liquidation preference $25.00 per share, which priced at $25.00 per share. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $110,653. The Series A Preference Shares are listed on the New York Stock Exchange under the symbol “GLOG PR A”.

On June 26, 2015, GasLog Partners completed a public offering of 7,500,000 common units at a public offering price of $23.90 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses, were $171,857. In connection with the offering, the Partnership issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0%.

The balance of non-controlling interest as of September 30, 2015 was as follows:

Non-controlling interest
At January 1, 2015	323,646
Net proceeds from the Partnership’s equity offering	171,857
Dividend declared and paid	(21,716)
Profit allocated to non-controlling interest	30,130
At September 30, 2015	503,917

4. Tangible Fixed Assets and Vessels under Construction

The movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction
Cost
At January 1, 2015	2,937,114	5,199	2,942,313	142,776
Additions	481,014	2,339	483,353	228,098
Transfer from vessels under construction	204,345	—	204,345	(204,345)
Write-off of fully amortized drydocking component	(8,137)	—	(8,137)	—
At September 30, 2015	3,614,336	7,538	3,621,874	166,529

Accumulated depreciation
At January 1, 2015	130,597	2,199	132,796	—
Depreciation expense	77,756	423	78,179	—
Write-off of fully amortized drydocking component	(8,137)	—	(8,137)	—
At September 30, 2015	200,216	2,622	202,838	—

Net book value
At December 31, 2014	2,806,517	3,000	2,809,517	142,776
At September 30, 2015	3,414,120	4,916	3,419,036	166,529

Vessels with an aggregate carrying amount of $3,414,120 as of September 30, 2015 (December 31, 2014: $2,806,517) have been pledged as collateral under the terms of the Group’s loan agreements.

On March 31, 2015, GasLog acquired two 170,000 cbm tri-fuel diesel electric LNG carriers from a subsidiary of BG Group plc (“BG Group”) for an aggregate cost of $460,000 and chartered those vessels back to Methane Services Limited (“MSL”) for periods of 9 and 11 years respectively, with further options by the charterer to extend the term of the time charter for each vessel by either three or five years. The vessels acquired are the 2010-built Methane Becki Anne and Methane Julia Louise. GasLog supervised their construction and has technically managed both ships since their delivery to BG Group in 2010. They have tri-fuel diesel electric propulsion and on-board reliquefaction plants, which enable reduced consumption of natural gas at lower speeds.

The acquisition of the aforementioned vessels was treated as an asset acquisition based on the absence of processes attached to the inputs. In addition, management considered the charter party agreements entered into and has concluded that the contracted daily charter rate approximates the fair value on the transaction completion dates, taking into account management’s understanding of the market. Consequently, all of the purchase price was allocated to vessel cost.

Vessels under construction

In 2011, GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. (“Samsung”) for the construction of three LNG carriers (155,000 cubic meters each) that are scheduled to be delivered on various dates in 2014 and 2015. The first vessel, the Solaris was delivered on June 30, 2014 and the second vessel, the GasLog Saratoga was delivered on December 16, 2014. The last vessel, the GasLog Salem was delivered on April 30, 2015.

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of September 30, 2015, the Group has paid to the shipyard $150,810 for the vessels that are under construction, has outstanding liabilities of $9,912 and expects to pay the

F-9

remaining installments as they come due based on the shipbuilding contracts (Note 10).

The vessels under construction costs as of December 31, 2014 and September 30, 2015 were as follows:

	December 31, 2014	September 30, 2015
Progress shipyard installments	140,824	160,722
Onsite supervision costs	1,796	3,301
Shipyard commission	(197)	—
Spare parts, equipment and other vessel delivery expenses	353	2,506
Total	142,776	166,529

5. Borrowings

	December 31, 2014	September 30, 2015
Amounts due within one year	121,824	621,444
Less: unamortized deferred loan issuance costs	(5,393)	(8,939)
Borrowings – current portion	116,431	612,505
Amounts due after one year	1,804,658	1,820,744
Plus: unamortized premium(1)	3,504	2,813
Less: unamortized deferred loan issuance costs	(29,317)	(30,343)
Borrowings – non-current portion	1,778,845	1,793,214
Total	1,895,276	2,405,719

(1)	Refer to “Senior Unsecured Notes” disclosed below for the premium.

Bank Loans

The main terms of the Group’s loan facilities in existence as of December 31, 2014 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2014. Refer to Note 12 “Borrowings”. During the nine months ended September 30, 2015, repayments related to the loan facilities of $73,434 (nine months ended September 30, 2014: $132,692) were made in accordance with repayment terms and the following new agreements were concluded:

•	On March 25, 2015, GAS-twenty six Ltd. and GAS-twenty seven Ltd., entered into a senior secured term loan facility of up to $325,000 with ABN Amro Bank N.V., Commonwealth Bank of Australia, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft, DNB Bank ASA, London Branch and ING Bank N.V., London Branch, and a subordinated term loan facility of up to $135,000 with ABN Amro Bank N.V., Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft and DNB Bank ASA, London Branch for the purpose of financing the acquisition of the Methane Becki Anne and the Methane Julia Louise (Note 4). The senior secured term loan facility will be repaid in one bullet installment on the final maturity date (March 2017) and the subordinated term loan facility will be repaid in four consecutive quarterly installments of $33,750, beginning 15 months after the signing date. The available amounts were fully drawn on March 31, 2015. Both facilities bear interest at LIBOR plus a margin. The obligations under the senior secured term loan facility and the bridge facility are secured by a first and second priority mortgage respectively, over each of the relevant vessels and are guaranteed by GasLog and GasLog Carriers Ltd.

•	On May 8, 2015, the Partnership entered into a supplemental deed relating to its Citibank N.A. loan facility, in which the Company’s lenders unanimously approved such changes to the facility agreement as are required to reflect the changes to the charters of three vessels agreed with BG Group on April 21, 2015. As the aforementioned deed did not result in substantially different terms to the original loan agreement, the amendments were considered a modification of the existing terms. Consequently, the additional fees incurred during the nine-month period ended September 30, 2015 have been accounted for as deferred financing fees and will be amortized over the remaining term of the loan facility with the effective interest method.

•	Pursuant to a supplemental deed entered into on June 5, 2015 by GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. relating to their Citibank N.A. loan facility, and effective from July 1, 2015, GasLog Partners was added as a corporate guarantor for the respective loan facility, replacing the previous guarantor, GasLog Carriers Ltd.

The carrying amount of the Group’s bank debt recognized in the unaudited condensed consolidated financial statements approximates its fair value after adjusting for the unamortized loan issuance costs.

Senior Unsecured Notes

The main terms of the Group’s senior unsecured bonds have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2014. Refer to Note 12 “Borrowings”. The carrying amount of the bonds, net of unamortized financing costs and unamortized premium, as of September 30, 2015 was $113,380 while its fair value was $120,848 based on a USD/NOK exchange rate of 0.1179 as of September 30, 2015.

The Group was in compliance with the covenants under the NOK bond agreement as of September 30, 2015.

F-10

6. Related Party Transactions

The Group had the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Dividends receivable and due from related parties

	December 31, 2014	September 30, 2015
Dividends receivable from associate	1,000	—
Commission for newbuildings	789	—
Other receivables	80	106
Total	1,869	106

Current Liabilities

	December 31, 2014	September 30, 2015
Ship management creditors	97	11
Amounts due to related parties	181	121

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $121 as of September 30, 2015 (December 31, 2014: $181) represent expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

7. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015
Employee costs	4,606	4,020	11,925	12,741
Board of directors’ fees	525	592	1,379	1,847
Recognition of share-based compensation	560	785	1,284	2,059
Rent and utilities	435	572	1,148	1,633
Travel and accommodation	653	476	1,665	1,512
Legal and professional fees	2,664	3,990	5,233	8,911
Foreign exchange differences, net	109	119	273	(141)
Other expenses	739	346	1,639	1,836
Total	10,291	10,900	24,546	30,398

8. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2014	September 30, 2015
Social contributions	1,297	785
Unearned revenue	24,180	33,823
Accrued legal and professional fees	1,511	2,798
Accrued board of directors’ fees	585	593
Accrued employee costs	4,141	4,326
Accrued off-hire	10,913	12,269
Accrued crew costs	3,030	4,979
Accrued purchases	4,523	7,349
Accrued financing cost	476	1,499
Accrued interest	6,087	8,688
Other accruals	904	3,276
Total	57,647	80,385

9. Share Capital and Preferred Stock

GasLog’s authorized share capital consists of 500,000,000 shares with a par value of $0.01 per share.

As of September 30, 2015, the share capital consisted of 80,496,499 issued and outstanding common shares, par value $0.01 per share, 496,627 treasury shares and 4,600,000 preference shares. The movements in the number of shares, the share capital, the preferred stock, the contributed surplus and the treasury shares are reported in the following table:

F-11

	Number of Shares				Amounts
	Number of common shares	Number of treasury shares	Number of preference shares	Total	Share capital	Preferred stock	Contributed surplus	Treasury shares
Outstanding as of January 1, 2015	80,493,126	500,000	—	80,993,126	810	—	923,470	(12,576)
Issuance of preference shares	—	—	4,600,000	4,600,000	—	46	110,607	—
Treasury shares distributed for awards vested in the period (Note 14)	3,373	(3,373)	—	—	—	—	—	85
Outstanding as of September 30, 2015	80,496,499	496,627	4,600,000	85,593,126	810	46	1,034,077	(12,491)

The treasury shares were acquired by GasLog in 2014 in relation to the share-based compensation (Note 14).

On April 7, 2015, GasLog completed a public offering of 4,600,000 shares of 8.75% Series A Preference Shares (including 600,000 shares issued upon the exercise in full by the underwriters of their option to purchase additional Series A Preference Shares), par value $0.01 per share, liquidation preference $25.00 per share, which was priced at $25.00 per share. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $110,653. The Series A Preference Shares are listed in the New York Stock Exchange under the symbol “GLOG PR A”.

Dividend distribution

On May 5, 2015, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on May 21, 2015 to shareholders of record as of May 18, 2015 for a total amount of $11,270.

On June 19, 2015, the board of directors declared the initial dividend on the Series A Preference Shares of $0.510417 per share or $2,348 in the aggregate payable on July 1, 2015 to holders of record as of June 30, 2015. GasLog paid the declared dividend to the transfer agent in June 2015.

On August 5, 2015, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on August 20, 2015 to shareholders of record as of August 17, 2015 for a total amount of $11,270.

On September 18, 2015, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share or $2,516 in the aggregate payable on October 1, 2015 to holders of record as of September 30, 2015. GasLog paid the declared dividend to the transfer agent in September 2015.

10. Commitments and Contingencies

(a)	On September 30, 2015 the Group had the following commitments relating to buildings under operating leases:

September 30, 2015
Operating leases
Not later than one year	1,797
Later than one year and not later than three years	2,882
Later than three years and not later than five years	1,357
More than five years	871
Total operating lease commitment	6,907

(b)	Commitments relating to the vessels under construction (Note 4) at September 30, 2015 were as follows:

September 30, 2015
Vessels under construction
Not later than one year	551,605
Later than one year and not later than three years	745,817
Later than three years and not later than five years	163,600
Total vessels under construction commitment	1,461,022

(c)	Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of September 30, 2015 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled drydocking; in addition early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

September 30, 2015
Revenues
Not later than one year	408,579
Later than one year and not later than three years	706,548
Later than three years and not later than five years	483,138
More than five years	320,618
Total future gross minimum charter hire	1,918,883

Future gross minimum revenues disclosed in the above table exclude the revenues of the vessels that are under construction.

F-12

Related to the acquisition of six vessels from a subsidiary of BG Group in 2014 and another two vessels in 2015, the Group is committed to purchase depot spares from BG Group with an aggregate value of $8,000 of which depot spares with value $660 have been purchased as of September 30, 2015 and are included in Tangible fixed assets (Note 4). The remaining spares should be acquired before the end of the initial term of the charter party agreements.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

11. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2014	September 30, 2015
Derivative assets designated and effective as hedging instruments carried at fair value
Interest rate swaps	87	—
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	1,087	—
Total	1,174	—
Derivative financial instruments, non-current asset	1,174	—
Total	1,174	—

The fair value of the derivative liabilities is as follows:

	December 31, 2014	September 30, 2015
Derivative liabilities designated and effective as hedging instruments carried at fair value
Interest rate swaps	8,327	12,857
Cross currency swaps	35,282	52,436
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	8,291	13,969
Total	51,900	79,262
Derivative financial instruments, current liability	16,149	16,786
Derivative financial instruments, non-current liability	35,751	62,476
Total	51,900	79,262

Interest rate swap agreements

The Group enters into fixed interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the three-month U.S. dollar LIBOR, and the Group effects quarterly payments to the bank on the notional amount at the respective fixed rates.

Interest rate swaps designated as cash flow hedging instruments

The principal terms of the interest rate swaps designated as cash flow hedging instruments were as follows:

						Notional Amount
Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2014	September 30, 2015
GAS-two Ltd.	DNB Bank ASA	Sep 2013	Feb 2014	Apr 2018	1.69%	31,667	—
GAS-two Ltd.	SEB(1)	Sep 2013	Feb 2014	Apr 2018	1.66%	31,667	—
GAS-six Ltd.	Nordea Bank Finland	Nov 2011	Jul 2013	July 2018	2.04%	69,485	66,176
GAS-nine Ltd.	CBA(2)	Apr 2014	Dec 2014	Dec 2019	2.23%	62,500	59,893
GAS-nine Ltd.	DNB Bank ASA	Apr 2014	Dec 2014	Dec 2019	2.24%	62,500	59,893
GAS-ten Ltd.	SEB(1)	Apr 2014	Feb 2015	Feb 2020	2.25%	62,500	60,762
GAS-ten Ltd.	ING Bank N.V.	May 2014	Feb 2015	Feb 2020	2.23%	62,500	60,762
GAS-fifteen Ltd.(3)	Citibank	Jul 2014	Sep 2014	Sep 2018	0.66%/2.89%	93,330	86,660
						476,149	394,146

(1)	Skandinavinska Enskilda Banken AB (publ)
(2)	Commonwealth Bank of Australia
(3)	The fixed interest rate is agreed at 0.66% until September 2016 and at 2.89% from September 2016 to September 2018.

For the three and nine months ended September 30, 2015, the effective portion of changes in the fair value of derivatives designated as cash flow

F-13

hedging instruments amounting to a loss of $5,305 and $10,244, respectively, has been recognized in Other comprehensive income (for the three and nine months ended September 30, 2014 a gain of $1,334 and a loss of $5,105, respectively). For the three and nine months ended September 30, 2015, a loss of $1,572 and $4,817, respectively, was recycled to profit or loss representing the realized loss on interest rate swaps in relation to the interest expenses component of the hedge (for the three and nine months ended September 30, 2014 a loss of: $866 and $2,730, respectively).

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2014	September 30, 2015
GAS-eight Ltd.	SEB	Feb 2012	Mar 2014	Mar 2021	2.26%	41,684	39,868
GAS-eight Ltd.	ING Bank N.V.	Feb 2012	Mar 2014	Mar 2021	2.26%	41,684	39,868
GAS-eight Ltd.	SEB	May 2012	Mar 2014	Mar 2021	2.05%	13,416	12,831
GAS-eight Ltd.	ING Bank N.V.	May 2012	Mar 2014	Mar 2021	2.05%	13,416	12,831
GAS-eight Ltd.	DNB Bank ASA	May 2012	Mar 2014	Mar 2021	2.05%	13,416	12,831
GAS-eight Ltd.	CBA	May 2012	Mar 2014	Mar 2021	2.06%	13,416	12,831
GAS-one Ltd. (1)	Danish Ship Finance	Oct 2011	Nov 2011	May 2020	2.10%	68,516	65,200
GAS-one Ltd. (1)	Danish Ship Finance	Jun 2013	Aug 2013	May 2020	2.03%	59,385	56,512
GAS-six Ltd. (1)	ABN-AMRO Bank	May 2012	Jul 2013	Jul 2019	1.72%	58,831	56,029
GAS-seven Ltd (1)	Credit Suisse AG	Mar 2012	Nov 2013	Nov 2020	2.23%	102,000	97,500
GAS-seven Ltd. (1)	Credit Suisse AG	Apr 2014	May 2014	May 2019	1.77%	34,000	32,500
GAS-two Ltd. (1)	CBA	Sep 2013	Feb 2014	Apr 2018	1.69%	31,667	29,167
GAS-two Ltd. (2)	DNB Bank ASA	Sep 2013	Feb 2014	Apr 2018	1.69%	—	29,167
GAS-two Ltd. (2)	SEB(1)	Sep 2013	Feb 2014	Apr 2018	1.66%	—	29,167
						491,431	526,302

(1) During the three and nine-month period ended September 30, 2015, the amount of the cumulative loss from the period that these hedges were effective that was recycled to profit or loss was $283 and $850 (for the three and nine months ended September 30, 2014: $915 and $3,240, respectively, including the effect from the interest rate swaps of GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. terminated in 2014).

(2) In 2015, hedge accounting for these interest rate swaps was discontinued because the effectiveness criteria were not met. The amount of the cumulative loss from the period that the hedges were effective, that was recycled to profit or loss for the three and nine months ended September 30, 2015 was $81.

The derivative instruments listed above were not designated as cash flow hedging instruments as of September 30, 2015. The change in the fair value of these contracts for the three and nine months ended September 30, 2015 amounted to a loss of $5,538 and $5,968, respectively (for the three and nine months ended September 30, 2014 amounted to a gain of $5,227 and a loss of $2,248, respectively), which was recognized against earnings in the period incurred and is included in Loss/gain on swaps. During the three-month period ended September 30, 2015, the net loss of $5,538 derived mainly from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was lower than the agreed fixed interest rates resulting in an increase in derivative liabilities from interest rate swaps held for trading as compared to the end of the previous quarter.

Cross currency swap agreements (“CCS”)

The Group enters into CCSs which convert the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a fixed interest rate and principal on maturity in order to hedge the Group’s exposure to fluctuations deriving from its senior unsecured notes which are denominated in NOK.

The principal terms of the CCSs designated as cash flow hedging instruments were as follows:

						Notional Amount

Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2014	September 30, 2015
GasLog Ltd.	DNB Bank ASA	Jun 2013	Jun 2013	Jun 2018	7.40%	27,732	27,732
GasLog Ltd.	SEB	Jun 2013	Jun 2013	Jun 2018	7.41%	27,731	27,731
GasLog Ltd.	Nordea Bank Finland	Jun 2013	Jun 2013	Jun 2018	7.43%	27,743	27,743
GasLog Ltd.	DNB Bank ASA	Apr 2014	May 2014	Jun 2018	5.99%	27,871	27,871
GasLog Ltd.	SEB	Apr 2014	May 2014	Jun 2018	5.99%	27,871	27,871
GasLog Ltd.	Nordea Bank Finland	Apr 2014	May 2014	Jun 2018	5.99%	27,871	27,871
						166,819	166,819

For the three and nine months ended September 30, 2015, the effective portion of changes in the fair value of CCSs amounting to a loss of $11,395 and $18,977, respectively, has been recognized in Other comprehensive income (for the three and nine months ended September 30, 2014 amounted to a loss of $6,669 and $12,026 respectively). For the three and nine months ended September 30, 2015, a loss of $742 and $1,823, respectively, was recycled to profit or loss representing the realized loss on CCSs in relation to the interest expenses component of the hedge (for the three and nine months ended September 30, 2014 amounted to a gain of $103 and $254, respectively). Additionally, for the three and nine months ended September 30, 2015, a gain of $9,036 and $16,860, respectively, was recognized in Other comprehensive income in relation to the retranslation of the bonds in U.S. dollars as of September 30, 2015 (for the three and nine months ended September 30, 2014 a gain of $7,782 and $10,528, respectively).

F-14

12. Financial Costs and Loss/gain on Swaps

An analysis of financial costs and gain/loss on swaps is as follows:

	Three months ended		Nine months ended
	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015
Amortization of deferred loan issuance costs	1,873	3,168	7,712	8,167
Interest expense on loans and realized loss on cash flow hedges	12,786	18,240	31,230	49,862
Interest expense on bond and realized loss on CCSs	2,856	2,856	6,677	8,475
Other financial costs including bank commissions	216	219	1,469	753
Total financial costs	17,731	24,483	47,088	67,257

Realized loss on interest rate swaps held for trading	2,958	2,327	7,653	6,682
Unrealized (gain)/loss on interest rate swaps held for trading (Note 11)	(5,227)	5,538	2,248	5,968
Recycled loss of cash flow hedges reclassified to profit or loss (Note 11)	915	364	3,240	931
Ineffective portion on cash flow hedges	(51)	(1)	151	(12)
Total (gain)/loss on swaps	(1,405)	8,228	13,292	13,569

13. Non-cash Items on Statements of Cash Flows

As of September 30, 2015, there were capital expenditures for vessels and vessels under construction of $19,948 that have not been paid during the nine months ended September 30, 2015 and were included in current liabilities (December 31, 2014: $7,999). Also, as of September 30, 2014, there were capital expenditures of $5,882 that had not been paid during the nine months ended September 30, 2014 and were included in current liabilities (December 31, 2013: $691, net receivable).

As of September 30, 2015, there were equity raising costs of $96 that have not been paid during the nine months ended September 30, 2015 and were included in current liabilities (December 31, 2014: $174). Also, as of September 30, 2014, there were equity raising costs of $1,014 that had not been paid during the nine months ended September 30, 2014 and were included in current liabilities (December 31, 2013: nil).

As of September 30, 2015, there were loan issuance costs of $1,548 that have not been paid during the nine months ended September 30, 2015 and were included in current liabilities (December 31, 2014: $903). Also, as of September 30, 2014, there were loan issuance costs of $639 that had not been paid during the nine months ended September 30, 2014 and were included in current liabilities (December 31, 2013: $2,494).

14. Share-Based Compensation

The terms of the 2013 Omnibus Incentive Compensation Plan (the “Plan”) and the assumptions for the valuation of Restricted Stock Units (“RSUs”) and Stock Appreciation Rights (“SARs”) have been disclosed in Note 19 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2014.

On April 1, 2015, GasLog granted to executives, managers and certain employees of the Group, 88,492 RSUs and 305,859 SARs in accordance with its 2013 Plan. The RSUs will vest on March 31, 2018 while the SARs will vest incrementally with one-third of the SARs vesting on each of March 31, 2016, 2017 and 2018. The compensation cost for the SARs is recognized on an accelerated basis as though each separately vesting portion of the SARs is a separate award. Prior to the exercise date the holders will not have any voting rights and will not be entitled to dividends or other distributions.

Awards	Number	Grant date	Expiry date	Exercise price	Fair value at grant date
RSUs	88,492	April 1, 2015	n/a	n/a	19.48
SARs	305,859	April 1, 2015	March 31, 2025	19.48	5.6352

In accordance with the terms of the Plan, there are only service condition requirements. The awards will be settled in cash or in shares at the sole discretion of the compensation committee of the board of directors. These awards have been treated as equity settled because the Group has no present obligation to settle in cash. The amount to be settled for each SAR exercised is computed in each case, as the excess, if any, of the fair market value (the closing price of shares) on the exercise date over the exercise price of the SAR.

The fair value of the SARs has been calculated based on the Modified Black-Scholes-Merton method. Expected volatility was based on historical share price volatility for the period since our initial public offering. The expected dividend is based on management’s expectations of future payments on the grant date. The significant assumptions used to estimate the fair value of the SARs are set out below:

Inputs into the model
Grant date share closing price	$19.48
Exercise price	$19.48
Expected volatility	39.3%
Expected term	6 years
Risk-free interest rate for the period similar to the expected term	1.48%

The fair value of the RSUs was determined by using the grant date closing price of $19.48 per unit and was not further adjusted since the holders are entitled to dividends.

Movement in RSUs and SARs during the period

The summary of RSUs and SARs is presented below:

F-15

	Number of awards	Weighted average exercise price per share	Weighted average share price at the date of exercise	Weighted average contractual life	Aggregate fair value
RSUs
Outstanding as of December 31, 2014	139,669	—	—	1.82	2,465
Granted during the period	88,492	—	—	—	1,724
Vested during the period	(3,373)	—	—	—	(54)
Forfeited during the period	(4,771)	—	—	—	(90)
Outstanding as of September 30, 2015	220,017	—	—	1.64	4,045
SARs
Outstanding as of December 31, 2014	590,353	18.45	—	8.78	2,437
Granted during the period	305,859	19.48	—	—	1,724
Expired during the period	(6,788)	15.44	—	—	(21)
Forfeited during the period	(12,224)	19.46	—	—	(61)
Outstanding as of September 30, 2015	877,200	18.82	—	8.54	4,079

As of September 30, 2015, 292,135 SARs have been vested but not exercised.

On April 1, 2015, GasLog Partners granted to its executives, Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) in accordance with its 2015 Long-Term Incentive Plan (the “GasLog Partners’ Plan”). The RCUs and PCUs will vest on March 31, 2018. The holders are entitled to cash distributions that are accrued and will be settled on vesting.

				Fair value at
Awards	Number	Grant date	Expiry date	grant date
RCUs	16,999	April 1, 2015	n/a	24.12
PCUs	16,999	April 1, 2015	n/a	24.12

In accordance with the terms of the GasLog Partners’ Plan, the awards will be settled in cash or in GasLog Partners’ common units at the sole discretion of the compensation committee of the board of directors. These have been treated as equity settled because the Partnership has no present obligation to settle in cash.

Fair value

The fair value of the RCUs and PCUs in accordance with the GasLog Partners’ Plan was determined by using the grant date closing price of $24.12 per common unit and was not further adjusted since the holders are entitled to cash distribution.

Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2015	—	—	—
Granted during the period	16,999	—	410,016
Outstanding as of September 30, 2015	16,999	2.50	410,016
PCUs
Outstanding as of January 1, 2015	—	—	—
Granted during the period	16,999	—	410,016
Outstanding as of September 30, 2015	16,999	2.50	410,016

The total expense recognized in respect of equity-settled employee benefits for the three and nine months ended September 30, 2015 is $785 and $2,059, respectively (for the three and nine months ended September 30, 2014 $560 and $1,284, respectively). The total accrued dividends as of September 30, 2015 are $54 (December 31, 2014: $0) and are included under “Other non-current liabilities”.

15. Earnings/(losses) per Share (“EPS”)

Basic earnings/(losses) per share was calculated by dividing the net profit for the period attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the period.

Diluted earnings/(losses) per share is calculated by dividing the profit for the period attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares, unless such potential ordinary shares have an antidilutive effect.

The following reflects the earnings and share data used in the basic and diluted earnings per share computations:

	Three months ended
	September 30, 2014	September 30, 2015
Basic earnings/(losses) per share
Profit/(loss) for the period attributable to owners of the Group	25,499	(7,279)
Less:
Dividend on preferred stock	—	(2,516)
Profit/(loss) for the period available to owners of the Group	25,499	(9,795)
Weighted average number of shares outstanding, basic	80,931,590	80,496,499
Basic earnings/(losses) per share	0.32	(0.12)
Diluted earnings/(losses) per share
Profit/(loss) for the period available to owners of the Group used in the calculation of diluted earnings per share	25,499	(9,795)
Weighted average number of shares outstanding, basic	80,931,590	80,496,499
Dilutive potential ordinary shares	206,881	—
Weighted average number of shares used in the calculation of diluted earnings per share	81,138,471	80,496,499
Diluted earnings/(losses) per share	0.31	(0.12)
F-16

The Group excluded the dilutive effect of 877,200 SARs and 220,017 RSUs in calculating diluted EPS for the three months ended September 30, 2015, as they were anti-dilutive (September 30, 2014: 285,024 SARs).

	Nine months ended
	September 30, 2014	September 30, 2015
Basic earnings per share
Profit for the period attributable to owners of the Group	33,324	5,303
Less:
Dividend on preferred stock	—	(4,864)
Profit for the period available to owners of the Group	33,324	439
Weighted average number of shares outstanding, basic	78,007,241	80,496,252
Basic earnings per share	0.43	0.01
Diluted earnings per share
Profit for the period available to owners of the Group used in the calculation of diluted earnings per share	33,324	439
Weighted average number of shares outstanding, basic	78,007,241	80,496,252
Dilutive potential ordinary shares	175,676	142,600
Weighted average number of shares used in the calculation of diluted earnings per share	78,182,917	80,638,852
Diluted earnings per share	0.43	0.01

The Group excluded the dilutive effect of 579,986 SARs in calculating diluted EPS for the nine months ended September 30, 2015, as they were anti-dilutive (September 30, 2014: 285,024 SARs and 74,877 RSUs).

16. Subsequent Events

On November 4, 2015, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on November 19, 2015 to shareholders of record as of November 16, 2015.

On October 16, 2015, GasLog entered into a debt financing agreement with 14 international banks for $1.3 billion to partially finance the delivery of our eight newbuildings expected to be delivered in 2016, 2018 and 2019. The financing is the largest in GasLog’s history and has a tenor of up to 12 years with an amortization profile of 15 years from vessels’ delivery. The final commitments were more than two times oversubscribed from a combination of new and existing lending institutions. The financing was backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who are either directly lending or providing cover for over 60% of the facility. Seven of the eight newbuildings with contracts are eligible for future dropdown into GasLog Partners.

The loan agreement provides for four tranches of $412.5 million, $201.1 million, $206.1 million and $491.7 million. The facility will be also sub-divided into eight loans, one loan per newbuilding vessel, to be provided for each of the vessels on a pro rata basis under each of the four tranches. Each drawing under the first three tranches shall be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 12-year profile. Each drawing under the fourth tranche shall be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 20-year profile, with a balloon payment together with the final installment. Amounts drawn will bear interest at LIBOR plus a margin. The obligations under the aforementioned facilities will be secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to the vessels, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facilities are guaranteed by GasLog and GasLog Carriers Ltd. The facilities include customary respective covenants, and among other restrictions the facilities include a fair market value covenant pursuant to which an event of default could occur under the facilities if the aggregate fair market value of the collateral vessels (without taking into account any charter arrangements) were to fall below 115% of the aggregate outstanding principal balance for the first two years after the vessels’ delivery and below 120% at any time thereafter. The financial covenants are applicable on a Group level and are substantially the same as those of the remaining GasLog facilities.

F-17